

November 23, 2011

<u>Via E-mail</u>
Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 3, 2010**
> **Form 40-F/A for the Fiscal Year Ended October 31, 2010**
> **Filed December 3, 2010**
> **Form 6-K**
> **Filed May 27, 2011**
> **Form 6-K**
> **Filed August 26, 2011**
> **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F/A for the Fiscal Year Ended October 31, 2011
Exhibit 2 – Financial Review
Notes to the Consolidated Financial Statements, page 80
Note 23 Income taxes, page 122

1.   We note your response to prior comment 10 of our letter dated August 9, 2011. In an effort to provide greater transparency on your tax loss carryforwards, please revise future filings, beginning with your 2011 Form 40-F, to disclose significant country concentrations of your operating loss and tax credit carryforwards. Revise to more clearly discuss how the sale of RBC USA will affect the realizability of any tax carryforwards in that jurisdiction.

Note 25 Guarantees, commitments and contingencies, page 123
Mortgage loans sold with recourse, page 124

2.   We note your response to prior comment 11 of our letter dated August 9, 2011. Please tell us and revise future filings, beginning with your 2011 Form 40-F, to clearly disclose the extent which you will still be obligated to repurchase loans that were sold before the effective sale date under recourse agreements or due to standard representations and warranties after the sale of the U.S. regional retail banking operations to PNC. Confirm whether all such obligations will be transferred as part of the sale transaction.

Form 6-K Filed on May 27, 2011
Exhibit 99.2 Second Quarter 2011 Report To Shareholders
Interim Consolidated Financial Statements (unaudited)
Note 17: Reconciliation of Canadian and United States generally accepted accounting principles, page 52

3.   We note your response to prior comment 21 of our letter dated August 9, 2011. You state that the presentation of the loan portfolio and allowance for loan losses by individually and collectively assessed approaches would be confusing to the reader. However, we note your referenced disclosure in Note 17 of the Q2 2011 Report to Shareholders where you describe both approaches and identify the approaches used for each portfolio segment. Considering this disclosure explains these terms to your reader, please revise your disclosures within the Reconciliation of Canadian and U.S. GAAP in future filings, beginning with your 2011 Form 40-F, to disclose the recorded investment in financing receivables and allowance for credit losses by the impairment methodology (e.g. collectively evaluated, individually evaluated, or related to loans acquired with deteriorated credit quality).

4.   We note your response to prior comments 19 and 20 of our letter dated August 9, 2011. We also note your disclosure here that upon transition to IFRS you completed an impairment test of goodwill as of November 1, 2010 at the cash generating unit (CGU) and determined that the U.S. Banking CGU was impaired by C$1.26 billion. Please address the following:

- Tell us the date by which the impairment testing under IFRS as of November 1, 2010 was completed. If this testing was completed before your earnings results for the six months ended April 30, 2011 were filed, tell us how you considered those results in your conclusion that interim testing under Canadian GAAP and U.S. GAAP was not warranted.

- Tell us whether RBC Bank (USA) was a separate reporting unit for your goodwill impairment test under Canadian and U.S. GAAP. Also, please explain the difference between your reporting units under Canadian and U.S. GAAP and IFRS and whether you have less than 10 reporting units under Canadian and U.S. GAAP.

- Describe in detail the differences in goodwill impairment under Canadian and U.S. GAAP and IFRS other than the testing at the CGU level. In your response please compare the impairment test methodology at October 31, 2010 under Canadian and U.S. GAAP to the test performed at November 1, 2010 under IFRS.

Note 14. Guarantees and contingencies, page 47

5.   We note your disclosure that you have a joint venture with Dexia called RBC Dexia Investor Services and as of July 31, 2011 you were exposed to 50% of the $51.5 billion securities lending indemnifications of the joint venture. We also note your disclosure on page two of exhibit one to your 2010 Form 40-F that RBC Dexia Investor Services acquired Unione di Banche Italine Scpa (UBI) in 2010 and the acquisition made it the fifth largest depositary bank in Italy. Please address the following:

- Tell us whether you have reflected your exposure related to this joint venture in the "Credit exposure to certain European countries" disclosure on page 21.

- We note Dexia, the other party to the joint venture, announced a restructuring plan on October 4, 2011. Please tell us whether you have revised or expect to revise the joint venture agreement for RBC Dexia Investor Services, and discuss whether you believe the restructuring is likely to have an effect on the future operations of the joint venture. If so, tell us and revise future filings beginning with your 2011 Form 40-F to describe the revised terms and any impact of the restructuring on the joint venture or your exposures related to the joint venture as well as your relationship with Dexia.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director